January 29, 2010

EDGAR FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Forum Funds
File Nos. 002-67052 and 811-3023
Post-Effective Amendment No. 269

Dear Sir or Madam:

Pursuant to the Securities Act of 1933, as amended, and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Forum Funds (the “Registrant”), is Post-Effective Amendment No. 269 to the currently effective Registration Statement on Form N-1A (the “Amendment”).  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Registrant.

The primary purpose of this filing is to register the Institutional Shares class of the Merk Absolute Return Currency Fund, Merk Asian Currency Fund and Merk Hard Currency Fund, as a new class of each fund.

The Registrant has elected that this filing be automatically effective on April 1, 2010, pursuant to Rule 485(a)(1) under 1933 Act.  If you have any questions or comments concerning the foregoing, please call me at (202) 778-9187.

Very truly yours,

/s/ Francine Rosenberger

Francine J. Rosenberger
Attachments

cc:  David Faherty
Atlantic Fund Administration, LLC